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                            October 8, 2021

       Roy Banks
       Chief Executive Officer
       Weave Communications, Inc.
       1331 W Powell Way
       Lehi, Utah 84043

                                                        Re: Weave
Communications, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
27, 2021
                                                            CIK 0001609151

       Dear Mr. Banks:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement submitted September 27, 2021

       Risk Factors
       We could be subject to claims based on the defective corporate acts ratified by us..., page 59

   1. Please disclose how the listed corporate acts were defective under Delaware corporate law.
 Roy Banks
FirstName  LastNameRoy Inc.
                        Banks
Weave Communications,
Comapany
October    NameWeave Communications, Inc.
        8, 2021
October
Page 2 8, 2021 Page 2
FirstName LastName
        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Law
Clerk, at (202) 215-1319 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      William Hughes